Contact

www.linkedin.com/in/kevind
(LinkedIn)
camp4.wordpress.com (Blog)

Top Skills

Product Management
Marketing Strategy
Direct Marketing

Kevin Dahlstrom

Founder & CEO, Swell
Boulder, Colorado, United States

Summary

Senior marketing executive. Experience from startup through public company.

Specialties: Internet, consumer financial services, software, direct marketing, new business ventures, venture capital, marketing strategy, product strategy

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Experience

Swell
Founder & CEO
January 2021 - Present (2 years 2 months)
Boulder, CO

Central Pacific Bank
Chief Marketing Officer
January 2020 - December 2021 (2 years)
Honolulu, HI and Boulder, CO

Mr. Cooper
Chief Marketing Officer
August 2014 - January 2020 (5 years 6 months)
Dallas/Fort Worth Area

Mr. Cooper is the consumer brand for Nationstar Holdings (NYSE: NSM) the largest non-bank residential mortgage services company. We are on a mission to keep the dream of home ownership alive. Learn more at MrCooper.com

Elevate
Chief Marketing Officer
June 2005 - August 2014 (9 years 3 months)
Fort Worth, Texas

Elevate's innovative online credit solutions provide immediate relief to customers today and help them build a brighter financial future. Our products are more responsible and transparent and cost less than the alternatives available to the millions of consumers not well served by traditional credit providers. Elevate is committed to rewarding borrowers' good financial behavior with features like lower interest rates, free financial training, and free credit monitoring.

Metallect Corp.
VP Marketing
June 2002 - May 2005 (3 years)

Metallect provides a breakthrough enterprise search technology for IT organizations.

Farstar
Founder & Chairman
June 2002 - February 2005 (2 years 9 months)

Farstar provides technology and services to increase the effectiveness of direct marketing programs. Farstar's flagship product, the Lead Machine, automates highly personalized, multi-step campaigns that combine multiple media channels. Farstar builds and operates lead machines for some of the world#s leading companies including Intel, Oracle, Sprint, and Nokia.

Learn more at www.FarstarMarketing.com

Claria Corporation
VP Product Strategy
November 2000 - January 2002 (1 year 3 months)

Claria Corporation is the leader in online behavioral marketing, serving over 38 million consumers and more than 900 Advertisers -- including over 80 Fortune 1000 companies.

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iChoose
Founder and President
1998 - 2000 (2 years)

Education

The University of Texas at Austin
BSME (Cum Laude), Mechanical Engineering · (1989 - 1994)